UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

DIRTT Environmental Solutions Ltd.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

25490H106

(CUSIP Number)

ARON R. ENGLISH

22NW, LP

1455 NW Leary Way, Suite 400

Seattle, Washington 98107

(206) 227-3078

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,894,165
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,894,165
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,894,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,894,165
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,894,165
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,894,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.6%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,894,165
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,894,165
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,894,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,894,165
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,894,165
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,894,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.6%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Aron R. English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		16,109,034
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

16,109,034
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,109,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Ryan W. Broderick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,675
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,675
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Bryson O. Hirai-Hadley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,250
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,250
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Alexander B. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,200
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Cory J. Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,890
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,890
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Douglas A. Edwards
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Scott L. Robinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Scott C. Ryan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Kenneth D. Sanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 25490H106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	22NW Fund, LP, a Delaware limited partnership (“22NW Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	22NW, LP, a Delaware limited partnership (“22NW”), as the investment manager of 22NW Fund;
(iii)	22NW Fund GP, LLC, a Delaware limited liability company (“22NW GP”), as the general partner of 22NW Fund;
(iv)	22NW GP, Inc., a Delaware S Corporation (“22NW Inc.”), as the general partner of 22NW;
(v)	Aron R. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc.;
(vi)	Ryan W. Broderick;
(vii)	Bryson O. Hirai-Hadley;
(viii)	Alexander B. Jones;
(ix)	Cory J. Mitchell;
(x)	Douglas A. Edwards;
(xi)	Scott L. Robinson;
(xii)	Scott C. Ryan; and
(xiii)	Kenneth D. Sanders.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of 22NW Fund, 22NW, 22NW GP, 22NW Inc. and Messrs. English, Broderick, Hirai-Hadley, Jones and Mitchell is 1455 NW Leary Way, Suite 400, Seattle, Washington 98107. The principal business address of Mr. Edwards is 500 West Main Street, Louisville, Kentucky 40202. The principal business address of Mr. Robinson is 113 Nassau Street, #21D, New York, New York 10038. The principal business address of Mr. Ryan is 4745 N. 7th Street, Suite 310, Phoenix, Arizona 85014. The principal business address of Mr. Sanders is 338 Spear Street, #31-C, San Francisco, California 94105.

15

CUSIP No. 25490H106

(c)       The principal business of 22NW Fund is investing in securities. The principal business of 22NW is serving as the investment manager of 22NW Fund. The principal business of 22NW GP is serving as the general partner of 22NW Fund. The principal business of 22NW Inc. is serving as the general partner of 22NW. Mr. English is the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc. Messrs. Broderick, Hirai-Hadley, Jones and Mitchell are Research Analysts at 22NW. The principal occupation of Mr. Edwards is serving as Senior Vice President of Humana Inc. The principal occupation of Mr. Robinson is serving as Managing Director at Oberon Securities LLC. The principal occupation of Mr. Ryan is serving as an Attorney at FR Law Group PLLC. The principal occupation of Mr. Sanders is serving as Managing Principal of DesignIntelligence.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       22NW Fund, 22NW, 22NW GP and 22NW Inc. are organized under the laws of the State of Delaware. Messrs. English, Broderick, Hirai-Hadley, Jones, Mitchell, Edwards, Robinson, Ryan and Sanders are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restarted to read as follows:

The Shares purchased by 22NW Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 15,894,165 Shares beneficially owned by 22NW Fund is approximately $42,136,541, excluding brokerage commissions.

The Shares directly owned by Mr. English were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 214,869 Shares directly owned by Mr. English is approximately $494,199, excluding brokerage commissions.

The Shares directly owned by Mr. Broderick were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 5,675 Shares directly owned by Mr. Broderick is approximately $7,037, excluding brokerage commissions.

The Shares directly owned by Mr. Hirai-Hadley were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,250 Shares directly owned by Mr. Hirai-Hadley is approximately $1,763, excluding brokerage commissions.

The Shares directly owned by Mr. Jones were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,200 Shares directly owned by Mr. Jones is approximately $2,780, excluding brokerage commissions.

16

CUSIP No. 25490H106

The Shares directly owned by Mr. Mitchell were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 6,890 Shares directly owned by Mr. Mitchell is approximately $10,100, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 16, 2021, 22NW Fund (together with its affiliates, the “22NW Fund Group”) submitted a requisition (the “Requisition”) of a meeting of shareholders (the “Meeting”) to the Issuer to remove incumbent directors Denis Karkkainen, Shauna King, Todd Lillibridge, Jim Lynch, Steve Parry and Diana Rhoten, and replace them with six highly-qualified candidates, Aron R. English, Cory J. Mitchell, Douglas A. Edwards, Scott L. Robinson, Scott C. Ryan and Kenneth D. Sanders (collectively, the “Nominees”). The Requisition was received by the Issuer on November 17, 2021. The 22NW Fund Group believes the Nominees’ collective backgrounds are well suited to help the Issuer tackle the challenges and secure opportunities ahead. The Requisition requested that the Meeting be held no later than January 21, 2022. A copy of the cover letter to the Requisition that the 22NW Fund Group delivered to the Issuer is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 85,334,555 Shares outstanding as of October 29, 2021, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2021.

As of the date hereof, 22NW Fund directly beneficially owned 15,894,165 Shares, constituting approximately 18.6% of the Shares outstanding.

As of the date hereof, Mr. English directly beneficially owned 214,869 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Broderick directly beneficially owned 5,675 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 1,250 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Jones directly beneficially owned 1,200 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Mitchell directly beneficially owned 6,890 Shares, constituting less than 1% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 15,894,165 Shares owned by 22NW Fund, constituting approximately 18.6% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 15,894,165 Shares owned by 22NW Fund, constituting approximately 18.6% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 15,894,165 Shares owned by 22NW Fund, constituting approximately 18.6% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 15,894,165 Shares owned by 22NW Fund, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 16,109,034 Shares, constituting approximately 18.9% of the Shares outstanding.

17

CUSIP No. 25490H106

As of the date hereof, Messrs. Edwards, Robinson, Ryan and Sanders did not beneficially own any Shares.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 15,745,685 Shares owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(c)       The transactions in the Shares by the Reporting Persons since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 16, 2021, the Reporting Persons entered into a Group Agreement pursuant to which, among other things, the parties agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (b) to provide written notice of transactions in the Issuer’s securities to Olshan Frome Wolosky LLP , (c) to form a group to seek representation on the Board of the Issuer, including by requisitioning a meeting of shareholders of the Issuer and seeking the removal and replacement of directors thereat and (d) that the 22NW Fund Group shall pay all pre-approved costs and expenses incurred in connection with the group’s activities. A copy of the Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of Messrs. Broderick, Hirai-Hadley, Jones, Mitchell, Edwards, Robinson, Ryan and Sanders has granted Mr. English powers of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with any solicitation of proxies from the Issuer’s shareholders to elect directors or remove and replace members of the Board. The POAs are attached hereto as Exhibit 99.3 and are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

99.1	Cover Letter to Requisition Notice, dated November 16, 2021.
99.2	Group Agreement, dated November 16, 2021.
99.3	Powers of Attorney.

18

CUSIP No. 25490H106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2021

22NW FUND, LP

By:	22NW Fund GP, LLC General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW, LP

By:	22NW GP, Inc. General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

22NW FUND GP, LLC

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW GP, INC.

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

/s/ Aron R. English

ARON R. ENGLISH

Individually and as attorney-in-fact for Ryan W. Broderick, Bryson O. Hirai-Hadley, Alexander B. Jones, Cory J. Mitchell, Douglas A. Edwards, Scott L. Robinson, Scott C. Ryan and Kenneth D. Sanders

19

CUSIP No. 25490H106

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

22NW FUND, LP

Purchase of Common Stock	80,971	3.0954[1]	10/25/2021
Purchase of Common Stock	43,738	3.0879[1]	10/26/2021
Purchase of Common Stock	8,895	3.0641[2]	10/27/2021
Purchase of Common Stock	134,356	3.1769[3]	11/01/2021
Purchase of Common Stock	61,549	3.0430[4]	11/02/2021
Purchase of Common Stock	48,855	3.0065[5]	11/03/2021

1 The prices reported are a weighted average price. These Shares purchased on October 25, 2021 and October 26, 2021 were purchased in multiple transactions at prices ranging from $3.0500 to $3.1000. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

2 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $3.0450 to $3.0800. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

3 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $3.1200 to $3.200. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

4 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $2.9550 to $3.1950. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

5 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $2.9700 to $3.0300. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.